      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 2004
                                                 1933 ACT FILE NO. 333 - ______
                                                 1940 ACT FILE NO. 811 - 03763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------


                            REGISTRATION STATEMENT ON
                                    FORM S-6

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.   EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 183

B.   NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                              210 North Hale Street
                             Wheaton, Illinois 60187

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

  Copies to:

      NICHOLAS DALMASO, ESQ.                   ERIC F. FESS
      Senior Managing Director and
      General Counsel
      Claymore Securities, Inc.             Chapman and Cutler LLP
      210 North Hale Street                 111 West Monroe Street
      Wheaton, Illinois 60187               Chicago, Illinois 60603
      (630) 784-6300                        (312) 845-3000

      It is proposed that this filing will become effective (check appropriate box)

/ /   immediately upon filing pursuant to paragraph (b)

/ /   on (date) pursuant to paragraph (b)

/ /   60 days after filing pursuant to paragraph (a)

/ /   on (date) pursuant to paragraph (a) of rule 485 or 486

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.


E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /   Check box if it is proposed that this filing will become effective on
      (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                   PRELIMINARY PROSPECTUS DATED JUNE 17, 2004

                              SUBJECT TO COMPLETION


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[LOGO OMITTED]

Claymore Securities Defined Portfolios, Series 183

Dow 10(sm) Portfolio (2-Year), 3rd Quarter 2004
Equity Dividend Income Portfolio (2-year), Series 7

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     A final prospectus for a prior Series of the Claymore Securities Defined Portfolios is hereby incorporated by reference and used as part of a preliminary prospectus for Claymore Securities Defined Portfolios, Series 183 (the "TRUST"). The final prospectus for the Trust is expected to be substantially similar to the previous prospectus. However, specific information with respect to the Trust, including pricing, the size and composition of the Trust's portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since Trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only.

     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

     The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Incorporated herein by reference is the prospectus from Claymore Securities Defined Portfolio, Series 173 (Registration No. 333-114008) dated April 7, 2004 which shall be used as a preliminary prospectus for Claymore Securities Defined Portfolio, Series 183. The final prospectus for Claymore Securities Defined Portfolio, Series 173, was filed pursuant to Rule 497 under the Securities Act on April 9, 2004.

CONTENTS OF REGISTRATION STATEMENT

     A. Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

             INSURER/POLICY NO.                     AMOUNT

       National Union Fire Insurance
    Company of Pittsburgh, Pennsylvania            $250,000
                  959-9000

     This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

     The following exhibits:

1.1  Reference Trust Agreement (to be supplied by amendment).

1.1.1 Standard Terms and Conditions of Trust (Reference is made to Exhibit 1.1.1 to Amendment No.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828 filed on December 18, 2001).

2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 171 (File No. 333-112575 filed on February 19, 2004).

3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.3 Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust (s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

4.1  Consent of Independent Auditors (to be supplied by amendment).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 183 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wheaton, and State of Illinois, on the 17th day of June, 2004.

                                CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                  SERIES 183, Registrant

                                By:   CLAYMORE SECURITIES, INC., Depositor


                                       By: /s/ Nicholas Dalmaso
                                          --------------------------
                                               Nicholas Dalmaso


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 17, 2004 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.


     SIGNATURE*           TITLE**                       DATE


                                                    )  By: /s/ NICHOLAS DALMASO
                                                           --------------------
                                                    )          Nicholas Dalmaso
                                                    )          Attorney-in-Fact*
                                                    )

DAVID HOOTEN*             Chairman of the Board of  )         June 17, 2004
                          Directors                 )
                                                    )

/S/ CHARLES MILLINGTON    Chief Financial Officer             June 17, 2004
----------------------
    CHARLES MILLINGTON

/S/ NICHOLAS DALMASO      Executive Vice President,           June 17, 2004
--------------------      Secretary, Treasurer and
    NICHOLAS DALMASO      Director



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* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                         CONSENT OF INDEPENDENT AUDITORS

     The consent of Grant Thronton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                        CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.


                      CONSENT OF EMMET, MARVIN & MARTIN LLP

     The consent of Emmet, Marvin & Martin LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                                   MEMORANDUM


     Re:  Claymore Securities Defined Portfolios, Series 183

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.


                                    1940 ACT

                              FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).


                                    1933 ACT

                                  THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.



                                                     CHAPMAN AND CUTLER LLP

Chicago, Illinois
June 17, 2004